November 12, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. H. Roger Schwall

Re:	iShares® COMEX® Gold Trust - Annual Report on Form 10-K for the Year Ended December 31, 2007

File No. 1-32418

Dear Mr. Schwall:

Reference is hereby made to your letter dated October 30, 2008, pursuant to which the staff of the Division of Corporation Finance (the “Division”) provided comments to the Annual Report on Form 10-K for the year ended December 31, 2007 filed by the iShares® COMEX® Gold Trust (the “Trust”) on February 27, 2008 (the “Original Filing”). Set forth below are the responses to those comments. For your convenience, the text of each comment is reproduced in italics before our response.

General

1.	We note that the Trust is a pass through entity for tax purposes. Please amend your filing to include a discussion of the tax consequences that would be material to an investor.

Amendment No. 1 to the Trust’s Annual Report on Form 10-K (the “Amendment”) has been filed on the date hereof. The Amendment includes, as an addition to the response to Item 1 contained in the Original Filing, a new section entitled “United States Federal Income Tax Consequences”.

Exhibits

2.	We refer you to Instruction 1 to Item 601 of Regulation S-K. It appears that you endeavor to incorporate by reference a number of exhibits that were filed in incomplete form in prior filings with the Commission. As Instruction 1 makes clear, you may not incorporate by reference such incomplete versions of the documents. Accordingly, please amend to file the final, complete version of each such exhibit that is incomplete.

The exhibits referred to in the comment have been filed as exhibits to the Amendment (and not incorporated by reference) in compliance with the Instruction 1 to Item 601 of Regulation S-K.

Signatures

3.	Please amend your filing to provide the signature of your principal accounting officer or controller. Please see General Instruction D to From 10-K.

The signature page for the Amendment indicates that Mr. Michael A. Latham, who signed the Original Filing as principal financial officer, is also the principal accounting officer.

*        *        *

As requested, the Trust hereby acknowledges as follows:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or Jack Gee at (415) 402-4663, should you have any further questions.

Sincerely,

/S/ MICHAEL A. LATHAM
Michael A. Latham
Chief Financial Officer

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